FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

2.	Schedule of ICICI Securities USA Financial Conference held in New York on May 12, 2017 and the investor meetings held at Boston, New York, Chicago and San Francisco on May 11, 2017, May 15, 2017, May 16, 2017 and May 17-18, 2017 respectively.

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of ICICI Securities USA Financial Conference held in New York on May 12, 2017 and the investor meetings held at Boston, New York, Chicago and San Francisco on May 11, 2017, May 15, 2017, May 16, 2017 and May 17-18, 2017 respectively. At the above mentioned conference and meetings, management of the Bank met the investors.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Bank Investor Meetings (Boston): May 11, 2017

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-One	Delaware Investments
2.	One-on-One	Boston Company Asset Management
3.	One-on-One	Wellington Management
4.	One-on-One	Fidelity Management & Research
5.	Group	Putnam
6.	Group	Eastbridge
7.	Group	Kronitzer Funds

ICICI Securities USA Financial Conference (New York): May 12, 2017

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-One	Lord Abbett Investment
2.	One-on-One	Oppenheimer Funds
3.	One-on-One	Neuberger Berman
4.	Group	Deltec
5.	Group	MSD
6.	Group	New Vernon
7.	Group	Samlyn Capital
8.	Group	Geosphere
9.	Group	J Soros
10.	Group	J Goldman & Co
11.	Group	Axiom International
12.	Group	Artisan
13.	Group	Rockefeller

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Sr. No.	Type of meeting	Attendees: Fund/firm
14.	One-on-One	Blackcreek Investment Management
15.	Group	Baron Capital
16.	Group	Mousse Partners
17.	Group	TCW
18.	Group	Crestwood Capital
19.	Group	Autonomy America
20.	Group	Schafer Cullen
21.	Group	Franklin Templeton
22.	Group	John Hsu Capital Group
23.	One-on-One	City National Rochdale
24.	Group	Lone Pine
25.	Group	ARGA Investments
26.	Group	Equinox
27.	Group	Adalta

ICICI Bank Investor Meetings (New York): May 15, 2017

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-One	Lazard Investors
2.	One-on-One	DE Shaw
3.	One-on-One	Wexford Capital

ICICI Bank Investor Meetings (Chicago): May 16, 2017

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-One	Dreihaus
2.	One-on-One	DWS Reef
3.	One-on-One	Harris Associates

ICICI Bank Investor Meetings (San Francisco): May 17, 2017

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-One	Capital International
2.	One-on-One	Dodge & Cox
3.	One-on-One	Routeone Partners
4.	One-on-One	TIAA Cref
5.	Group	Indus Capital

ICICI Bank Investor Meeting (San Francisco): May 18, 2017

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-One	Lone Pine Capital

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 24, 2017	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager